STEVENS & LEE

LAWYERS & CONSULTANTS

November 12, 2008

VIA EDGAR

Jessica Livingston, Esquire

Staff Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:      VIST Financial Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on October 24, 2008
File No. 000-14555

Dear Ms. Livingston:

On behalf of VIST Financial Corp. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated November 7, 2008, related to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).  In response to the comments in the Staff’s letter, the Company has amended the Preliminary Proxy Statement and the Company is filing via EDGAR Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) together with this response letter and requested acknowledgement by the Company.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.  Page references in the Company’s responses are to Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A

1.              Disclose the estimated proceeds of your proposed sale of securities to the Treasury Department and disclose how you expect to use them.

Response:  The Company has added the requested disclosure on page 7 of Amendment No. 1.  The Company has also added a specific question and answer relating to estimated use of proceeds on page 2 of Amendment No. 1.

2.              Please discuss how your participation in the Capital Purchase Program may

Philadelphia     •     Reading     •     Valley Forge     •     Lehigh Valley     •     Harrisburg     •     Lancaster     •     Scranton Williamsport      •       Wilkes-Barre       •       Princeton       •       Cherry Hill        •       New York        •       Wilmington

A PROFESSIONAL CORPORATION

•      dilute the interests of your existing common shareholders;

•      require you to expand your board of directors to accommodate Treasury Department appointments to it; and

•      require you to register for resale securities you have issued to the Treasury Department.

Response:  The Company has added the requested disclosure on pages 8 through 10 of Amendment No. 1.  The Company has also added a specific question and answer on certain effects of the issuance of preferred stock in connection with the Capital Purchase Program on holders of common stock starting on page 2 of Amendment No. 1.

3.              Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

Response:  The Company has added the requested disclosure on pages 8 through 10 of Amendment No. 1.

4.              Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Response:  The Company has added the requested disclosure starting on page 7 of Amendment No. 1.

5.              Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances.  We note that you have not included financial information in your proxy statement.

Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock.  See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

Response:  The Company believes that financial statements in connection with issuing the required common stock purchase warrants to Treasury under the

Capital Purchase program are not material for the exercise of prudent judgment in regard to the matters to be acted upon at the meeting.  As you know, Treasury requires only 15% warrant coverage as a condition to purchasing the preferred shares under the Program.  The form of warrant provides for exercise, absent the consent of the issuing company, on a “net” basis (i.e., by having the company withhold from the shares of common stock otherwise deliverable upon exercise, shares of common stock  equal in market value to the aggregate exercise price of the warrants being exercised).  Assuming 20% and 40% increases in the Company’s common stock price from its current market price, a full exercise of the warrants issued to Treasury would result in increases of only 0.9% and 1.6%, respectively, in the number of the Company’s presently outstanding common shares.  In addition, based on independently published analyst reports for VIST’s 2009 estimated earnings, and assuming a pre-tax return of 5% on Treasury’s invested proceeds at the maximum investment level of $25.0 million and a 34%  tax rate, the incremental earnings per share dilution resulting from the warrants calculated using the treasury stock method, assuming both a 20% and 40% increase in the Company’s common stock price, is less than 2% for 2009.  Similarly, using the Black-Scholes methodology, there is a minimal impact of the warrants to shareholders’ equity:  based on this methodology, the amount of total shareholders’ equity attributable to the stock purchase warrants at September 30, 2008 would be approximately 1.5% on a pro forma basis at the maximum investment level of $25.0 million.

6.              If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements.  In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

Response:  The Company believes that the most material impact to the Company’s financial statements resulting from the receipt of proceeds of the sale of securities to the Treasury Department relates to increases in shareholders’ equity and resulting capital ratios.  Accordingly, the Company has added specific pro forma capital ratios and related information as of September 30, 2008 on page 10 of Amendment No. 1.  The information provided addresses both the minimum and maximum estimated proceeds from the proposed transactions with Treasury.

********************

We have separately provided you and Justin Dobbie with marked copies of Amendment No. 1 to expedite your review.  In addition, the Company is filing by separate copy the requested acknowledgements.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2184 or my colleague Sunjeet Gill at (610) 478-2254.

Sincerely,

STEVENS & LEE

/s/ David W. Swartz
David W. Swartz

cc:                     Robert D. Davis, VIST Financial Corp.

Edward C. Barrett, VIST Financial Corp.

VIST Financial Corp.
1240 Broadcasting Road
Wyomissing, Pennsylvania 19610

November 12, 2008

VIA EDGAR

Jessica Livingston, Esquire

Staff Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4561

Re:          VIST Financial Corp.

Preliminary Proxy Statement on Schedule 14A

Filed on October 24, 2008

File No. 000-14555

Dear Ms. Livingston:

As requested in your letter, dated November 7, 2008, relating to the above-referenced Preliminary Proxy Statement on Schedule 14A of VIST Financial Corp. (the “Company”), the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

VIST FINANCIAL CORP.

/s/ Robert D. Davis
Robert D. Davis
President and Chief Executive Officer

cc:  David W. Swartz, Esquire